EXHIBIT 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As the management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three months ended March 31, 2020 and our 2019 annual consolidated financial statements, as well as our 2019 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2020 outlook, our expectations related to general economic conditions (including the impact of the COVID-19 pandemic on the U.S. and global economies) and market trends and their anticipated effects on our business segments and expectations related to the proposed London Stock Exchange Group plc/Refinitiv transaction. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of May 4, 2020.

We have organized our management’s discussion and analysis in the following key sections:

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

COVID-19 pandemic

In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. Throughout this management’s discussion and analysis, we discuss the evolving impact of the COVID-19 pandemic on our business, financial condition and results of operations.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). See the “Additional Information” section of this management’s discussion and analysis for more information regarding adjustments to prior-period segment results and revisions to prior-period financial statements.

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on both an IFRS and non-IFRS basis. Our IFRS and non-IFRS results include the results of acquired businesses from the date of purchase. We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt and our leverage ratio of net debt to adjusted EBITDA; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates to provide better comparability of our business trends from period to period. To provide greater insight into the revenue growth of our existing businesses on a constant currency basis, we report organic revenue growth (as defined in the glossary below).

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
Big 3 segments	Our Legal Professionals, Corporates and Tax & Accounting Professionals segments, which comprised 80% of our revenues in the first quarter of 2020
Blackstone	The Blackstone Group and its subsidiaries
bp	Basis points — one basis point is equal to 1/100th of 1%;“100bp” is equivalent to 1%
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
COVID-19 pandemic	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020
EPS	Earnings per share
F&R	Our former Financial & Risk business, now known as Refinitiv
F&R sale or F&R transaction	Our sale of a 55% interest in F&R to private equity funds affiliated with Blackstone, which closed on October 1, 2018
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically

A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

Proposed LSEG/Refinitiv transaction	Our agreement with private equity funds affiliated with Blackstone to sell Refinitiv to LSEG
Refinitiv	The name of our former F&R business as of the closing of the F&R transaction. We have owned 45% of Refinitiv since October 1, 2018
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service - Reuters.

We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized in five reportable segments supported by a corporate center:

First Quarter 2020 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates Serves corporate customers, including the seven largest global accounting firms, with our full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print Provides legal and tax information primarily in print format to customers around the world.

Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.

Key Financial Highlights

COVID-19 had limited impact on our first-quarter results, as described below, because the containment measures intended to mitigate its impact accelerated late in the quarter.

Throughout this management’s discussion and analysis, we discuss the evolving impact of the COVID-19 pandemic on our business, financial condition and results of operations, including in the “COVID-19 Pandemic”, “Results of Operations” and “Liquidity and Capital Resources” sections. In May 2020, we updated our full-year 2020 business outlook to reflect our currently estimated impact of the COVID-19 pandemic. Please see the “Outlook” section of this management’s discussion and analysis for additional information on our updated business outlook.

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency
IFRS Financial Measures
Revenues	1,520	1,487	2%
Operating profit	290	274	6%
Diluted earnings per share	$0.39	$0.20	95%
Cash flow from operations	176	(30)	n/m
Non-IFRS Financial Measures(1)
Revenues	1,520	1,487	2%	3%
Organic revenue growth				2%
Adjusted EBITDA	480	397	21%	22%
Adjusted EBITDA margin	31.6%	26.7%	490bp	480bp
Adjusted EPS	$0.48	$0.36	33%	36%
Free cash flow	35	(177)	n/m

Supplemental financial results – “Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Three months ended March 31,
			Change
(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency
Non-IFRS Financial Measures(1)
Revenues	1,211	1,168	4%	5%
Organic revenue growth				4%
Adjusted EBITDA	431	432	-	1%
Adjusted EBITDA margin	35.6%	37.0%	(140)bp	(140)bp

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues increased 2% in total and 3% in constant currency primarily due to growth in recurring revenues, but also from higher transactions revenues, which were driven by acquisitions. On an organic basis, revenues increased 2%, as 4% growth in recurring revenues, which comprised 77% of total revenues, more than offset declines in transactions and Global Print revenues.

Revenues for our “Big 3” segments, which comprised 80% of total revenues in the first quarter of 2020, grew 4% in total and 5% in constant currency. On an organic basis, revenues for the Big 3 segments increased 4% due to higher recurring revenues, which comprised 85% of total revenues for the Big 3.

Operating profit increased 6% as higher revenues and lower costs more than offset a negative impact from a revaluation of warrants that we hold in Refinitiv, relating to the proposed sale of Refinitiv to LSEG. Lower costs reflected the completion of the program in 2019 to reposition our company following the separation from F&R. Adjusted EBITDA and the related margin, which excludes the impact of the warrant revaluation among other items, increased due to higher revenues and lower costs.

Diluted EPS increased to $0.39 per share compared to $0.20 per share in the prior-year period as higher operating profit, lower losses from our 45% equity interest in Refinitiv, and currency benefits from the revaluations of certain intercompany funding arrangements more than offset higher tax expense. Adjusted EPS, which excludes our equity interest in Refinitiv, the currency revaluation benefits, as well as other adjustments increased to $0.48 per share from $0.36 per share primarily due to higher adjusted EBITDA.

Cash flow from operations increased primarily because the prior-year period included a $167 million contribution to a pension plan. The increase in free cash flow reflected the same factor.

COVID-19 Pandemic

The information in this section is forward-looking and should be read in conjunction with the sections entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors”.

In March 2020, the World Health Organization characterized a novel strain of coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption to the global economy. As part of our response to the COVID-19 pandemic, we are following business continuity processes, led by regular meetings of our Executive Crisis Team, which coordinates centrally to ensure a consistent approach across the company. Our executive management has also been in regular contact with our Board of Directors.

COVID-19 had limited impact on our first-quarter results because the mitigation efforts accelerated late in the quarter. While the duration of the COVID-19 pandemic and the long-term impacts on the global economy are uncertain, our business plan assumes that the global economy will gradually recover throughout the second half of 2020. We believe that legal and accounting professionals are critical to the effective functioning of world markets and will continue to have the need and ability to purchase our products and services. We believe that we are well positioned to weather the crisis financially and operationally, as we have strong businesses that serve large, diverse and historically stable markets. Our businesses have historically generated substantial free cash flow, as they are predominantly subscription based with high rates of retention. Our core businesses were resilient during past economic downturns, including the downturn that began in 2008. However, given the subscription nature of our business, it is possible that potential negative effects of COVID-19 might not be fully reflected in our results of operations until later in 2020 or into 2021. We believe our business is supported by a solid financial foundation with adequate access to liquidity resources to support us through a gradual recovery.

Our Employees

Our main priority has been the health and safety of our employees and our actions have been driven by local health authority directions and government mandates and guidelines. We are currently operating our business with approximately 98% of our employees working remotely from their homes. In parts of Asia, we are beginning a gradual phased return to work in the office. Staff returning to our offices and essential employees around the world who are not working from home, such as Reuters News journalists and those running our printing facilities, follow social distancing and cleaning protocols. We have also expanded our health and welfare programs to help our employees during the crisis and we have transitioned recruiting, onboarding and training of new employees to a virtual experience. We created a dedicated site for our employees on the company intranet to serve as a focal point for COVID-19 related information, including updated company policies and Q&As, in multiple languages. Technology utilized across the company has allowed our employees to continue to collaborate with our customers and among themselves, regardless of where they are in the world, with relatively little disruption.

Our Customers

We have approximately 500,000 customers that are largely comprised of legal and tax professionals in corporations and professional service firms. The U.S. Federal Government is our largest customer and comprised approximately 2% of our 2019 revenues(1). As our customers can access most Thomson Reuters products and services remotely and through the Internet, our business has been able to help legal and tax professionals remain productive during the period that they work from home. Levels of product usage by our customers remains high and we remain focused on supporting customers who are also working in new operating environments by maintaining timely responsiveness in our call centers and continuing to implement products into their infrastructures remotely. We believe that COVID-19 may result in more lawyers and accountants accelerating their transformation to more technology-driven models on which our products are built, given the changes that they are experiencing in working remotely.

(1)	Excluding news and editorial content revenues from Refinitiv, in which we own a 45% interest.

Our Suppliers

We rely on a global network of suppliers, including third party service providers for telecommunications, as well as other services that we have outsourced, such as certain accounting services, human resources administrative functions, facilities management and IT services. Most of our suppliers have also been impacted by the COVID-19 pandemic and many of them are also working from home. We have not experienced any significant COVID-19 related supplier disruptions or issues as of the date of this management’s discussion and analysis.

Our Communities

We believe that Reuters News journalists are delivering outstanding global reporting on COVID-19. In direct response to COVID-19, Thomson Reuters’ legal and tax editorial staff have launched a COVID-19 resource center to support our customers with free resources regarding emerging regulatory guidance. Additionally, our court case management team is working to establish virtual court hearings in selected locations to enable court operations that otherwise would have ceased to continue. Our Government business leveraged its investigative analytic skills to help the U.S. government prevent distribution of counterfeit COVID-19 testing kits and other unlicensed medical equipment.

Liquidity and Capital Resources; Dividends and Share Repurchases

As discussed in the “Liquidity and Capital Resources” section of this management’s discussion and analysis, our principal sources of liquidity continue to be cash on hand, cash provided by our operations, our $1.8 billion syndicated credit facility and our $1.8 billion commercial paper program. As set forth in our updated full-year 2020 outlook discussed below, we expect to generate approximately $1.0 billion of free cash flow this year. As of March 31, 2020, we had $823 million of cash on hand. As the economic crisis began to emerge, we borrowed $1.0 billion under our credit facility in the first quarter of 2020, primarily to repay commercial paper, but also as a precautionary measure given the economic uncertainty caused by the COVID-19 pandemic. Amounts borrowed under the credit facility are not due until 2024, although we may consider replacing some of these borrowings with longer term debt in the near term. As of March 31, 2020, we had $120 million of outstanding commercial paper.

We do not have debt securities maturing until 2023. Our net debt to adjusted EBITDA leverage ratio as of March 31, 2020 was approximately 2.1:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at the end of the first quarter of 2020 was 1.9:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1.

We do not anticipate any changes to our plans to pay our 2020 annualized dividend. In February 2020, we announced that our Board of Directors approved a $0.08 per share annualized increase in the dividend to $1.52 per common share (representing the 27th consecutive year of dividend increases). In October 2019, we announced that we planned to repurchase up to an additional $200 million of our common shares under our normal course issuer bid in 2020. These repurchases were completed in February 2020 and we do not anticipate repurchasing more of our shares in the near term.

We believe that our existing sources of liquidity, cash on hand, cash generated from our operations and funds available from our credit and commercial paper facilities, will be sufficient to fund our projected cash requirements for the next 12 months.

Outlook

The information in this section is forward-looking and should be read in conjunction with the sections entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors”.

We have updated our full year outlook for 2020. We originally communicated our 2020 full-year business outlook in February 2020. Since the middle of March, the global economy has experienced unprecedented disruption due to the COVID-19 pandemic. Given the uncertainty about the duration and impact of the crisis, it is still too early to predict how and when world markets may recover. We have updated our outlook based on our current view, and we expect to provide another update with the release of our second-quarter results.

In addition, we have provided a new full-year 2020 outlook for our “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) for total revenue growth, organic revenue growth and adjusted EBITDA margin.

The updated outlook assumes diminished economic activity through the second quarter followed by a gradual recovery through the second half of 2020. The updated outlook also assumes the financial and operational health of our customer base in both the U.S. and global economies will gradually improve, which we believe will coincide with the easing of lockdowns and other restrictions.

We utilized three scenarios to update our outlook. The three scenarios assume the gradual economic improvement will begin in July 2020, October 2020 and January 2021. Our updated outlook was derived by taking the mid-point of the July 2020 and October 2020 scenarios.

The updated outlook also assumes that we will be able to mitigate the impact of anticipated lower 2020 revenues through our $100 million cost reduction program. We plan to continue to invest in growth and transformation programs to position us well for 2021. While we believe we will still generate strong free cash flow, we have lowered our free cash flow forecast to approximately $1.0 billion for the full-year 2020. The lower free cash flow guidance assumes lower revenues and temporary delays in collecting payments from some customers, but we believe this cash will be collected as the economy improves.

Our updated outlook continues to:

●	Assume constant currency rates relative to 2019; and
●	Exclude the impact of any future acquisitions or dispositions that may occur in 2020.

We believe this type of guidance provides useful insight into the performance of our business.

Our updated outlook communicated in May 2020 compared to our original outlook communicated in February 2020 is as follows:

Total Thomson Reuters 2020 Outlook

Non-IFRS Financial Measures	2019 Actual	Original 2020 Outlook (Communicated on February 25, 2020)	Updated 2020 Outlook

		Before currency and excluding the impact of future acquisitions/dispositions
Revenue growth	7.4%	4.5% - 5.5%	1.0% - 2.0%
Organic revenue growth	3.7%	4.0% - 4.5%	0% - 1.0%
Adjusted EBITDA margin	25.3%	31.5% - 32.0%	31.0% - 32.0%
Corporate costs	$564 million(1)	$140 million - $150 million	Unchanged
Free cash flow	$159 million	$1.2+ billion	Approximately $1.0 billion
Capital expenditures, as a percentage of revenues	8.6%	7.5% - 8.0%	Unchanged
Depreciation and amortization of computer software	$603 million	$625 million - $650 million	Unchanged
Interest expense	$163 million	$175 million - $200 million	$190 million - $215 million
Effective tax rate on adjusted earnings	10.7%	Approximately 17% - 19%	Unchanged

(1)

Comprised of $124 million of core corporate costs and $440 million of stranded and one-time costs (including $70 million of capital expenditures) associated with our program to reposition our company following the separation from F&R.

In addition, in May 2020, we provided a new full-year 2020 outlook for our “Big 3” segments combined for total revenue growth, organic revenue growth and adjusted EBITDA margin:

“Big 3” - Legal Professionals, Corporates, Tax & Accounting Professionals Segments Combined

Non-IFRS Financial Measures	2019 Actual	2020 Outlook

		Before currency and excluding the impact of future acquisitions/dispositions
Revenue growth	4.1%	3.0% - 4.0%
Organic revenue growth	5.1%	3.0% - 4.0%
Adjusted EBITDA margin	36.1%	36.0% - 37.0%

Compared to our original 2020 outlook for total revenue growth, our updated outlook reflects the following reductions:

●

100bp due to lower expected revenues from Reuters News, primarily because we anticipate that most in-person events in our Events business, which we acquired in October 2019, will be canceled in 2020. Additionally, Reuters News expects pressure on its transaction revenues in its Consumer and Agency news business.

●	100bp due to lower expected transaction revenues from delayed installations of certain products.
●	100bp due to lower expected new sales in our Big 3 segments.
●	50bp reflecting lower expected revenues within Global Print.

While experience is not predictive of the future, our outlook is partially grounded in our experience from the prior economic downturn in 2008. We estimate that our former Legal Professionals business, excluding Global Print, grew about 2% organically in 2009 and 2010 following that financial crisis. We believe our Legal Professionals business is better positioned today, primarily because we employ a subscription model for many of our products rather than a usage model. We have improved price transparency and are more deeply embedded in our legal customers’ work because we offer more diverse assets such as Westlaw, Practical Law, HighQ, Legal Tracker and Contact Express. Our former Tax & Accounting Professionals business never grew less than 3% organically in 2009 and 2010 following the downturn that began in 2008. Our Tax & Accounting Professionals business consists primarily of the sale of software, which customers do not tend to replace frequently.

We expect to mitigate the impact of lower revenues on our adjusted EBITDA and our free cash flow through a $100 million cost savings program, which contemplates reduced spending on consulting and advisory services, travel and entertainment, certain development projects and other discretionary spend. We reduced our outlook for free cash flow as we expect to experience lower revenues and temporary delays in collecting payments from some customers, but we believe this cash will be collected as the economy improves. However, we continue to expect to generate strong free cash flow, that, in combination with our other liquidity resources, we believe will be sufficient to fund our cash requirements for the next 12 months. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information regarding our financial condition.

Second-Quarter 2020 Outlook

While we do not normally provide quarterly guidance, we believe we will experience the most significant impact from the COVID-19 pandemic in the second quarter. We expect total revenues in the second quarter of 2020 to decline between 1% and 2% and organic revenues to decline between 2% and 3%, primarily due to the cancellation of in-person events within our Reuters News segment, and customer requests to defer shipments within our Global Print segment. Please refer to the “Reuters News” and “Global Print” subsections of the “Results of Operations” section of this management’s discussion and analysis for further information.

In the second quarter of 2020, we expect our Big 3 segments (Legal Professionals, Corporates and Tax & Accounting Professionals combined) to achieve revenue growth between 2.5% and 3.5% and organic revenue growth between 2% and 3% due to recurring revenues.

Material Assumptions and Risks

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our updated 2020 financial outlook, which reflects the global economic crisis caused by the COVID-19 pandemic.

Revenues
Material assumptions	Material risks

●    Diminishedeconomic activity through the second quarter followed by a gradual recovery through the second half of 2020

●    Thefinancial and operational health of our customer base in both the U.S. and global economies will gradually improve, which we believe will coincide with the easing of lockdowns and other restrictions

●    Wewill incur limited cancellations of subscription contracts during the economic crisis, as our products and services will remain critical for legal and tax professionals

●    Duringthe extended work from home period, our customers will continue to access our products remotely and will value high quality information and tools that drive productivity and efficiency

●     Wewill maintain our ability to acquire some new customers during the economic crisis, as we enhance our digital platforms and propositions or through other sales initiatives

●    ReutersNews will experience a significant reduction in demand in its Reuters Events business due to the cancellation of in-person events, as well as lower demand in its consumer and news agency business

●     Ourworkforce will continue to be effective in a remote working environment for an extended period, including the ability to implement new products and service and support existing products for our customers

●    OurGlobal Print facility will continue to remain open and our Reuters News journalists will continue to be able to report on global events

●    Customerrequested shipment delays of print materials will be temporary and will peak in the second quarter. Most delayed shipments will resume in the third and fourth quarters of 2020

●    Relatedto customer use of our Tax & Accounting Professionals’ products, the original April 15, 2020 filing deadline for U.S. federal income tax returns is not further extended beyond July 15, 2020 and the segment’s estimated tax product usage for the second quarter compared to the third quarter does not materially vary from expectations

●    Alimited number of our smaller customers will be unable to pay us or will seek financial accommodations or alternative payment terms due to their financial condition

●    Customerswill continue to seek software-as-a-service or other cloud-based offerings

●    Businessdisruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than we expect or may be interrupted by secondary outbreaks of the virus, delaying the anticipated recovery of the global economy

●    Globaleconomic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for our customers, creating significant cost pressures for them and potentially constraining the number of professionals employed, which could lead to lower demand for our products and services

●    Competitivepricing actions and product innovation could impact our revenues

●    Oursales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales

●    Factorsthat we cannot anticipate may reduce the effectiveness of our employees working remotely, including the inability to execute on key product or customer support initiatives or to perform implementation services remotely

●     Factorsthat we cannot anticipate may require us to suspend or cease operations at our Global Print facility or may limit the ability of Reuters News journalists to report on certain global events

●    Ourdecline in Global Print revenues may be larger than we anticipate if customers do not resume shipments because they are not able to return to their business locations or for other reasons

●    Theexpected seasonality of our second-quarter revenues and profit, in particular Tax & Accounting Professionals’ results, could be further adversely impacted if the filing deadline for U.S. federal income tax returns is further extended beyond July 15, 2020 or if more tax product usage, which historically peaks around U.S. filing deadlines, occurs in the third quarter than expected

Adjusted EBITDA margin
Material assumptions	Material risks

● Our ability to achieve revenue growth targets

● Business mix continues to shift to higher-growth product offerings

● Continued investment in growth markets, customer service, product development and digital capabilities

● We will be able to mitigate a significant portion of the impact of lost revenues on adjusted EBITDA through our cost savings programs, including reduced spending on consulting and advisory services, travel and entertainment, certain development initiatives and other discretionary spend

● Same as the risks above related to the revenue outlook

● The costs of required investments exceed expectations or actual returns are below expectations

● Acquisition and disposal activity may dilute our adjusted EBITDA margin

● Our cost savings programs may be insufficient to offset lost revenues

Free Cash Flow
Material assumptions	Material risks

● Our ability to achieve our revenue and adjusted EBITDA margin targets

● Capital expenditures expected to be approximately between 7.5% and 8.0% of revenues in 2020

● A limited number of our smaller customers will be unable to pay us or will seek financial accommodations or alternative payment terms due to their financial condition

● Deferrals of payments from our customers will be limited, and our access to credit facilities will be sufficient to bridge any gap

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● Capital expenditures may be higher than currently expected resulting in higher cash outflows

● The timing and amount of tax payments to governments may differ from our expectations

● A significant deterioration in the macroeconomic environment could negatively impact the ability of our customers to pay us leading to reduced free cash flow. The tightening of credit markets could limit our ability to bridge gaps in payments leading to unexpected operational impacts on our business

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2019 does not significantly change

● No unexpected changes in tax laws and treaties within the jurisdictions where we operate

● The completion of the proposed sale of Refinitiv to LSEG, or the sale of another significant, but non-strategic, equity investment at a significant gain in the second half of 2020

● Depreciation and amortization of computer software between $625 million and $650 million

● Interest expense between $190 million and $215 million

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● The tax rates and calculations that apply to our taxable income could be impacted if these transactions do not occur

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to warrants we hold in Refinitiv as well as gains or losses that generally arise from business transactions we do not currently anticipate.

The information above in this section is forward-looking and should be read in conjunction with the sections in this document entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors”.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Due to the impact of COVID-19, we expect that our revenues will be at their lowest level of the year in the second quarter of 2020. In 2019, the seasonality of our operating profit was impacted by significant costs to reposition our business following the sale of F&R.

Consolidated results

	Three months ended March 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2020	2019	Total	Constant Currency
IFRS Financial Measures
Revenues	1,520	1,487	2%
Operating profit	290	274	6%
Diluted EPS	$0.39	$0.20	95%
Non-IFRS Financial Measures(1)
Revenues	1,520	1,487	2%	3%
Organic revenue growth				2%
Adjusted EBITDA	480	397	21%	22%
Adjusted EBITDA margin	31.6%	26.7%	490bp	480bp
Adjusted EBITDA less capital expenditures	338	259	31%
Adjusted EBITDA less capital expenditures margin	22.3%	17.4%	490bp
Adjusted EPS	$0.48	$0.36	33%	36%

(1)

Refer to Appendices A and B of the management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Revenues

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	1,168	1,135	3%	4%	4%
Transactions revenues	198	188	5%	6%	(4%)
Global Print revenues	155	165	(6%)	(5%)	(5%)
Eliminations/Rounding	(1)	(1)
Revenues	1,520	1,487	2%	3%	2%

Revenues increased 2% in total and 3% in constant currency primarily due to growth in recurring revenues, which comprised 77% of our revenues, but also from higher transactions revenues due to acquisitions. Global Print revenues declined. On an organic basis, revenues increased 2%, as 4% growth in recurring revenues more than offset declines in transactions and Global Print revenues.

Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments, which comprised 80% of total revenues, grew 4% in total and 5% in constant currency. On an organic basis, revenues increased 4% due to higher recurring revenues, which comprised 85% of total revenues for the Big 3.

Foreign currency negatively impacted revenue growth due to the strengthening of the U.S. dollar primarily against the British pound sterling, Australian dollar, Brazilian real and Argentine peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit increased 6% as higher revenues and lower costs more than offset a negative impact from a revaluation of warrants that we hold in Refinitiv, relating to the proposed sale of Refinitiv to LSEG. Lower costs reflected the completion of the program in 2019 to reposition our company following the separation from F&R.

Adjusted EBITDA and the related margin, which excludes the impact from the warrant revaluation, among other items, increased in total and in constant currency due to higher revenues and lower costs. The improvement in our adjusted EBITDA margin was distorted by the benefit from significantly lower costs due to completing our program to reposition our business in 2019. Excluding this benefit, our adjusted EBITDA margin declined, as we had expected, by 150bp primarily due to the permanent acceleration of the release of some of our UltraTax state software from January 2020 to December 2019 and from favorable timing of expenses in the first quarter of 2019.

Adjusted EBITDA less capital expenditures and the related margin increased due to higher adjusted EBITDA, which was partly offset by slightly higher capital expenditures.

Operating expenses

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Constant Currency

Operating expenses	1,017	1,091	(7%)	(4%)

Operating expenses decreased in total and in constant currency as lower costs, resulting from the completion of our program in 2019 to reposition our company following the separation from F&R, more than offset higher expenses due to acquisitions and unfavorable timing. Operating expenses also included $7 million of reserves for estimated bad debt expense related to customers who may become financially distressed due to the COVID-19 pandemic.

Depreciation and amortization

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019	Change
Depreciation	40	34	17%
Amortization of computer software	111	105	6%
Subtotal	151	139	8%
Amortization of other identifiable intangible assets	30	27	12%

●

Depreciation and amortization of computer software on a combined basis increased as higher expense from newly acquired assets, including those associated with recently acquired businesses, more than offset the completion of depreciation and amortization for certain assets acquired in previous years.

●	Amortization of other identifiable intangible assets increased as expense associated with recent acquisitions more than offset the completion of amortization of assets acquired in previous years.

Other operating (losses) gains, net

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019
Other operating (losses) gains, net	(32)	44

In the first quarter of 2020, other operating losses, net, included a loss from the revaluation of warrants that we hold in Refinitiv. The loss reflected a decline in the share price of LSEG, in connection with the proposed transaction to sell Refinitiv to LSEG. The revaluation loss was partly offset by gains associated with the sale of certain real estate properties and a distribution from an investment. In the first quarter of 2019, other operating gains, net, included a benefit from the revaluation of warrants that we hold in Refinitiv as well as gains from the sale of several small businesses.

Net interest expense

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019	Change
Net interest expense	45	35	30%

The increase in net interest expense was due to lower interest income, as the 2019 period included interest income on proceeds from the F&R transaction that had been set aside to fund acquisitions.

Other finance (income) costs

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019
Other finance (income) costs	(47)	11

Other finance (income) costs primarily included gains or losses from fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. The 2020 period also included gains related to changes in foreign exchange contracts.

Share of post-tax (losses) earnings in equity method investments

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019
Refinitiv (45% ownership interest)	(58)	(118)
Other equity method investments	4	5
Share of post-tax losses in equity method investments	(54)	(113)

Our share of the post-tax losses from our 45% interest in Refinitiv reflects interest expense for Refinitiv’s debt, as well as expenses to scale the business to facilitate a targeted cost savings run rate of up to $650 million by the end of 2020. The reduction in Refinitiv’s loss reflects higher revenues and a benefit from the repricing of debt. Refinitiv achieved run-rate savings of $538 million as of March 31, 2020 and believes they are on track to achieve their full annual cost savings run-rate target by the end of 2020. We provide additional information about the performance of our investment in Refinitiv in Appendix C of this management’s discussion and analysis.

Tax expense

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019

Tax expense	47	1

The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax laws and rates(1)	27	-

Deferred tax adjustments(2)	3	(11)

Subtotal	30	(11)

Tax related to:

Amortization of other identifiable intangible assets	(6)	(5)

Share of post-tax losses in equity method investments	(14)	(31)

Other items	(11)	7

Subtotal	(31)	(29)

Total	(1)	(40)

(1)

Primarily relates to a minimum tax that we do not expect to ultimately pay due to the taxable gains that would arise on the anticipated closing of the LSEG transaction in the second half of 2020. However, IFRS requires that we accrue the tax until such time as that transaction takes place. This amount also includes changes in deferred tax liabilities due to changes in U.S. and foreign tax law and rates, and changes to U.S. state deferred tax liabilities resulting from changes in apportionment factors.

(2)	Relates primarily to requirements associated with disposals and acquisitions.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019

Tax expense	47	1

Remove: Items from above impacting comparability	1	40

Other adjustment:

Interim period effective tax rate normalization(1)	(4)	-

Total tax expense on adjusted earnings	44	41

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate, including normalization of benefits from favorable developments relating to tax disputes. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Results of Discontinued Operations

Earnings (loss) from discontinued operations, net of tax, includes the following:

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019
Earnings (loss) from discontinued operations, net of tax	2	(10)

The results of discontinued operations included residual income and expenses which were borne by our company following the sale of F&R in October 2018.

Net earnings and diluted EPS

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts)	2020	2019	Change
Net earnings	193	104	85%
Diluted EPS	$0.39	$0.20	95%

Net earnings and diluted EPS increased as higher operating profit, lower losses from the company’s 45% equity interest in Refinitiv, and currency benefits from the revaluation of certain intercompany funding arrangements more than offset higher tax expense.

Adjusted earnings and adjusted EPS

	Three months ended March 31,

			Change

(millions of U.S. dollars, except per share amounts)	2020	2019	Total	Constant Currency
Adjusted earnings	239	181	32%
Adjusted EPS	$0.48	$0.36	33%	36%

Adjusted earnings and the related per share amount increased as higher adjusted EBITDA more than offset higher depreciation and amortization of computer software and higher interest expense.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three months ended March 31, 2020. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency.

See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	587	556	6%	6%	5%
Transactions revenues	39	44	(12%)	(11%)	(5%)
Revenues	626	600	4%	5%	4%
Segment adjusted EBITDA	230	229	-	1%
Segment adjusted EBITDA margin	36.7%	38.1%	(140)bp	(130)bp

Revenues increased in total and in constant currency. The increase in constant currency was driven by growth in recurring revenues (94% of the Legal Professionals segment), which more than offset a decline in transactions revenues (6% of the Legal Professionals segment) that included the sale of several small businesses. Revenues from law firms, which includes revenues from large global law firms and represent just over two-thirds of the segment’s revenues, increased 5%, while our Global business, representing smaller law firms outside the U.S., increased 3%. U.S. government revenues grew 11% and benefited from contracts signed in the fourth quarter of 2019 with the U.S. Department of Justice and the Administrative Office of the U.S. Courts.

Organic revenues increased due to growth in recurring revenues led by Westlaw Edge, the newest version of our legal research platform, which more than offset a decline in transactions revenues. In the second quarter, we expect recurring revenues to grow between 4% and 5%. However, transactions revenues are expected to decline between 15% and 20% due to a delay in Elite installations, a slowdown in new sales, and the cancellation of some events. Despite the state of the global economy due to the COVID-19 pandemic, we continue to expect good full year growth for the Legal Professionals segment given its ability to help law firms and government agencies navigate through this current environment.

Segment adjusted EBITDA was slightly higher, but the related margin declined primarily due to the dilutive impact from the 2019 acquisition of HighQ and higher expenses. A portion of the higher expenses related to unfavorable timing, but also included reserves for estimated bad debt expense related to customers who become financially distressed due to the COVID-19 pandemic. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp.

Corporates

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	281	263	7%	8%	7%
Transactions revenues	86	83	3%	4%	(2%)
Revenues	367	346	6%	7%	5%
Segment adjusted EBITDA	117	111	5%	5%
Segment adjusted EBITDA margin	31.9%	32.1%	(20)bp	(60)bp

Revenues increased in total and in constant currency. The increase in constant currency was driven by growth in recurring revenues (77% of the Corporates segment). Transactions revenues (23% of the Corporates segment) also increased due to a benefit from the acquisition of Confirmation, which more than offset the loss of revenues from the sale of Pangea3/Legal Managed Services (LMS) business in May 2019.

On an organic basis, revenue growth reflected the growth in recurring revenues due to the strong performance of our legal and tax products, which more than offset a slight organic decline in transactions revenues.

Segment adjusted EBITDA increased, but the related margin was slightly lower, as higher revenues were mostly offset by higher expenses, which included technology-related expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Tax & Accounting Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	158	173	(9%)	(7%)	(1%)
Transactions revenues	60	49	24%	26%	3%
Revenues	218	222	(2%)	-	-
Segment adjusted EBITDA	84	92	(8%)	(6%)
Segment adjusted EBITDA margin	38.7%	41.4%	(270)bp	(290)bp

Revenues declined in total and were essentially unchanged in constant currency. On both basis, recurring revenues (72% of the Tax & Accounting Professionals segment) declined primarily due to the unfavorable timing from the permanent acceleration of the release date of some of our UltraTax state software from January 2020 to December 2019 to align with the traditional December release of our U.S. federal tax software and the loss of revenues from the sale of a government business in November 2019. Transactions revenues (28% of the Tax & Accounting Professionals segment) increased due to the acquisition of the Confirmation business.

On an organic basis, revenues were essentially unchanged as a slight decline in recurring revenues was offset by an increase in transactions revenues. The decline in recurring revenues was due to the permanent acceleration of the UltraTax state software release. If the UltraTax state software had been released in January 2020, organic revenue growth for the segment in the first quarter of 2020 would have been 6%.

Segment adjusted EBITDA and the related margin decreased primarily due to the unfavorable impact of the acceleration of the UltraTax state software release. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Additionally, as the customary end of the tax season in the U.S. has been extended from April 15 to July 15 due to the COVID-19 pandemic, this may create more uncertainty about the timing of sales and revenues for this segment between the second and third quarters.

Reuters News

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Recurring revenues	142	143	(1%)	(1%)	(1%)
Transactions revenues	13	12	9%	4%	(32%)
Revenues	155	155	-	-	(4%)
Segment adjusted EBITDA	19	23	(14%)	(27%)
Segment adjusted EBITDA margin	12.6%	14.6%	(200)bp	(400)bp

Revenues were unchanged in total and in constant currency. In the first quarter, our Reuters Events business, which we acquired in the fourth quarter of 2019, cancelled several in-person conferences in response to the COVID-19 pandemic. The loss of these revenues does not impact our comparison of the current and prior-period actual results, because we did not own the business in the prior year. However, the loss of revenues caused a decline in organic revenues because we include the organic impact from recently acquired businesses in our computation of organic growth, as though we had owned the business in both periods.

In the second quarter of 2020, we expect Reuters News’ organic revenues to decline again, as we expect to lose approximately $25 million of revenues, or about 50% of Reuters Events expected full year revenues due to the postponement of nearly all conferences through August 2020. It is possible that organic revenues from Reuters News could decline in the fourth quarter of 2020 as well if the Reuters Events business is unable to resume in-person conferences, which would cause Reuters News to lose an additional $15 million of revenues. Full-year total revenues for Reuters News are expected to decline between 4% and 6%.

Segment adjusted EBITDA and the related margin decreased due to higher expenses, including costs associated with Reuters Events in-person conferences which were cancelled, and higher investments. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 200bp.

Global Print

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2020	2019	Total	Constant Currency	Organic
Revenues	155	165	(6%)	(5%)	(5%)
Segment adjusted EBITDA	63	74	(15%)	(15%)
Segment adjusted EBITDA margin	40.5%	44.7%	(420)bp	(450)bp

Revenues decreased in total, in constant currency, and on an organic basis, in line with our expectations before the COVID-19 pandemic. In the second quarter of 2020, however, we expect the revenues of our Global Print segment to decline by about $35 million, representing about a 15% to 25% decline in organic revenues. While our manufacturing plant in Minnesota remains open, as it has been classified an “essential business”, we are experiencing significant customer requests to delay shipments. These requests reflect that our customers are not in their business locations to accept the shipments due to government mandated business shutdowns in the U.S. and many other countries. As these materials have historically been viewed as critical content for law firms and government agencies, we expect that most of these shipments will eventually take place. As such, we believe that most of the second quarter revenue loss will be recouped in the third and fourth quarters if the economy re-opens and stabilizes. Full-year total revenues are expected to decline between 7% and 11%.

Segment adjusted EBITDA and the related margin decreased primarily due to lower revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 30bp.

Corporate costs

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019
Corporate costs	33	132

Corporate costs decreased as the 2019 period included investments to reposition our business following the separation of F&R from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. Our approach has provided us with a strong capital structure and liquidity position that we believe will enable us to weather the economic crisis caused by the COVID-19 pandemic. In the first quarter of 2020, before the designation of the COVID-19 pandemic, we redeemed about $640 million of debt prior to its scheduled maturity in 2021, using borrowings under our commercial paper program. As the economic crisis began to emerge, we borrowed $1.0 billion under our $1.8 billion credit facility, primarily to repay commercial paper, but also as a precautionary measure given the economic uncertainty caused by the COVID-19 pandemic. At March 31, 2020, we had $823 million of cash on hand. Our net debt to adjusted EBITDA leverage ratio as of March 31, 2020 was approximately 2.1:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at the end of the first quarter of 2020 was 1.9:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1. We have no requirement to repay term debt until 2023. Amounts borrowed under our credit facility are not due until 2024, however, we may consider replacing some of these borrowings with longer term debt in the near term.

We intend to pay an annualized dividend of $1.52 per share in 2020 to our common shareholders and to maintain our target to pay 50% to 60% of our expected free cash flow as dividends to our shareholders. We do not anticipate repurchasing more of our shares in the near term.

We expect that our existing sources of liquidity, cash on hand, cash generated from our operations and funds available from our credit and commercial paper facilities, will be sufficient to fund our projected cash requirements for the next 12 months.

The information above and in this section is forward-looking and should be read in conjunction with the sections entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019	$ Change
Net cash provided by (used in) operating activities	176	(30)	206
Net cash used in investing activities	(249)	(76)	(173)
Net cash provided by (used in) financing activities	80	(341)	421
Increase (decrease) in cash and bank overdrafts	7	(447)	454
Translation adjustments	(10)	2	(12)
Cash and bank overdrafts at beginning of period	825	2,703	(1,878)
Cash and bank overdrafts at end of period	822	2,258	(1,436)
Non-IFRS Financial Measure (1)
Free cash flow	35	(177)	212

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measure.

Operating activities. Net cash provided by operating activities increased primarily because the prior-year period included a $167 million contribution to a pension plan and higher payments to reposition our company following the separation from F&R, which more than offset unfavorable movements of working capital. The first quarter of 2020 also benefited from lower tax payments.

Investing activities. In the first quarter of 2020, net cash used in investing activities primarily included $124 million to acquire Pondera Solutions, a provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs, and $142 million of capital expenditures. In the first quarter of 2019, net cash used in investing activities included $138 million of capital expenditures, which more than offset proceeds from the sales of several small businesses as well as an inflow of $29 million from a purchase price adjustment related to the F&R transaction.

Financing activities. In the first quarter of 2020, net cash provided by financing activities included $493 million in proceeds from net borrowings of debt, which more than offset $382 million of returns to common shareholders through dividends and share repurchases. In the first quarter of 2019, net cash used in financing activities primarily included $364 million of returns to common shareholders. Refer to the “Commercial paper program”, “Credit facility”, “Long-term debt” and “Share repurchases” subsections below for additional information regarding our debt activity and share repurchases.

Cash and bank overdrafts. The reduction in cash and cash equivalents was driven by spending on acquisitions that was funded from proceeds that we set aside from the F&R transaction.

Free cash flow. Free cash flow increased primarily due to higher cash from operating activities.

Additional information about our debt, dividends and share repurchases is as follows:

●

Commercial paper program. Our $1.8 billion commercial paper program provides cost-effective and flexible short-term funding. In January 2020, we issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their 2021 maturity. Most of our commercial paper borrowings were repaid in February and March 2020, primarily from funds borrowed under our credit facility, as discussed below. At March 31, 2020, we had $120 million of outstanding commercial paper.

●

Credit facility. We have a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). In March 2020, we borrowed $1.0 billion under this facility, primarily to repay commercial paper, but also as a precautionary measure given the economic uncertainty caused by the COVID-19 pandemic. This amount remained outstanding at March 31, 2020. Based on our current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. As a result, public and private sector industry initiatives are currently underway to identify an alternative reference rate.

If our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of March 31, 2020, we were in compliance with this covenant as our ratio of net debt to adjusted EBITDA, as calculated under the terms of our syndicated credit facility, was 1.9:1.

●

Long-term debt. The following table provides information regarding notes that we repaid in the three months ended March 31, 2020. These notes were repaid prior to their scheduled maturity dates in 2021.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes were repaid for $640 million, including early redemption premiums and settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

We have a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus. We plan to renew our debt shelf prospectus later this year.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2020, we announced an $0.08 per share increase in the annualized dividend to $1.52 per common share (beginning with the common share dividend that we paid in March 2020). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2020	2019
Dividends declared per common share	$0.38	$0.36
Dividends declared	188	181
Dividends reinvested	(6)	(7)
Dividends paid	182	174

●

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. We do not anticipate repurchasing more of our shares in the near term. Our share repurchases are typically effected under a normal course issuer bid (NCIB). Under the NCIB, we may repurchase up to 25 million common shares between August 19, 2019 and August 18, 2020 in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases were as follows:

	Three months ended March 31,
	2020	2019
Share repurchases (millions of U.S. dollars)	200	190
Shares repurchased (number in millions)	2.6	3.5
Share repurchases – average price per share in U.S. dollars	$78.37	$53.93

In October 2019, we announced plans to repurchase up to an additional $200 million of our common shares in 2020. These repurchases were completed in February 2020.

Decisions regarding any future repurchases will depend on factors, such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Financial position

Our total assets were $16.9 billion at March 31, 2020, relatively unchanged from $17.3 billion at December 31, 2019.

At March 31, 2020, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets by $0.2 billion, principally because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	March 31,	December 31,

(millions of U.S. dollars)	2020	2019
Current indebtedness	1,121	579
Long–term indebtedness	2,676	2,676
Total debt	3,797	3,255
Swaps	—	62
Total debt after swaps	3,797	3,317
Remove transaction costs and discounts included in the carrying value of debt	35	36
Add: Lease liabilities (current and non-current)	321	322
Less: cash and cash equivalents(2)	(823)	(825)
Net debt(1)	3,330	2,850
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(1)(3)	1,576
Net debt / adjusted EBITDA(1)	2.1:1

(1)

Non-IFRS measures. For the first quarter of 2020, we provide the leverage ratio of net debt to adjusted EBITDA as an additional measure of our liquidity. Refer to Appendix A of this management’s discussion and analysis for additional information on our non-IFRS financial measures.

(2)

Includes cash and cash equivalents of $38 million and $34 million at March 31, 2020 and December 31, 2019, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

(3)

For purposes of this calculation, adjusted EBITDA is computed on a rolling twelve-month basis and includes adjusted EBITDA of $480 million, $396 million, $345 million and $355 million for the three months ended March 31, 2020, December 31, 2019, September 30, 2019 and June 30, 2019, respectively. Refer to Appendix B of this management’s discussion and analysis and Appendix C of our 2019 annual management’s discussions and analysis, which is contained in our 2019 annual report, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

At March 31, 2020, our total debt position was $3.8 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At March 31, 2020, the average maturity of our term debt was approximately 12 years at an average interest rate of less than 5%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The increase in our net debt is primarily due to an increase in our total debt (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2019 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the three months ended March 31, 2020.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2019 annual report, which contains further information on risks related to legal and tax matters.

Related Party Transactions

As of May 4, 2020, Woodbridge beneficially owned approximately 66% of our shares.

There were no new significant related party transactions during the first quarter of 2020. Refer to the “Related Party Transactions” section of our 2019 annual management’s discussion and analysis, which is contained in our 2019 annual report, as well as note 32 of our 2019 annual consolidated financial statements for information regarding related party transactions.

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date). Refinitiv is currently owned 55% by Blackstone and 45% by Thomson Reuters. We expect that the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (of which a 15% economic interest would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. Thomson Reuters’ interest in LSEG shares will be held in an entity jointly owned by Blackstone and Thomson Reuters (the “Blackstone/Thomson Reuters Entity”). Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $7.6 billion based on LSEG’s closing share price on May 4, 2020. Our estimated ownership interest above reflects our expected acquisition of an additional interest in Refinitiv pursuant to a warrant agreement entered into with Blackstone, which will be exercised in connection with the transaction closing. The proposed transaction is subject to regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020. Although it is currently expected that LSEG will only issue shares as consideration for the transaction, LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. Payment of any cash consideration will reduce the number of LSEG shares issued to the Blackstone/Thomson Reuters Entity.

We expect that the LSEG transaction will be predominantly tax-deferred for Thomson Reuters. We estimate that $400 million to $600 million of tax will become payable when the deal closes, depending on the price of LSEG shares at that time. We intend to fund this tax liability by either selling down some of our LSEG shares (as permitted under a lock-up agreement the Blackstone/Thomson Reuters Entity has agreed to be subject to for their LSEG shares) and/or by employing other means such that we do not expect the tax payment to materially impact our liquidity position. At the time we can exercise our right to sell our shares, in years 3 and 4 after the closing of the transaction, we would pay tax on such sales at the U.S. corporate tax rate, which is currently 25%.

After the transaction closes, Thomson Reuters’ free cash flow will benefit from any future dividends paid by LSEG to its shareholders. Once applicable post-closing lock-up periods expire, if we sell LSEG shares, we will generate cash which we would decide at the time how to best utilize. Additionally, Reuters News’ 30-year agreement with Refinitiv signed in October 2018 will continue after the closing of the transaction within the combined business.

For additional information about the proposed LSEG/Refinitiv transaction, please see the “Proposed LSEG/Refinitiv Transaction” section of our 2019 annual management’s discussion and analysis, which is contained in our 2019 annual report.

Subsequent Events

There were no material events occurring after March 31, 2020 through the date of this management’s discussion and analysis.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2019 annual management’s discussion and analysis, which is contained in our 2019 annual report for information regarding changes in accounting policies. Since the date of our 2019 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies.

Critical Accounting Estimates and Judgments – Impact of COVID-19 Pandemic

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

The following provides information regarding management’s critical accounting estimates and judgments relative to the global economic crisis caused by the COVID-19 pandemic. While the duration of the COVID-19 pandemic and the long-term impacts on the global economy are uncertain, for purposes of our business planning and valuation estimates, we have assumed that the global economy will gradually recover throughout the second half of 2020.

Allowance for doubtful accounts and sales adjustments

We must assess whether accounts receivable are collectible from customers. As a result of the economic crisis, we recorded additional reserves of $9 million to reflect that certain customers may not be able to pay us for the products and services that we have provided and that, in limited situations, we may issue credits to customers in financial distress. We expect that these reserves may be required for some of our smaller legal and tax customers, but that the rest of our customer base, which is primarily comprised of large and mid-size legal and accounting firms, corporate customers and the U.S. government, will maintain the ability to pay. At March 31, 2020, the combined allowances were $66 million ($64 million – December 31, 2019) or 6% (5% – December 31, 2019) of the gross trade accounts receivable balance of $1.1 billion ($1.2 billion – December 31, 2019).

Computer software

At March 31, 2020, computer software represented $0.9 billion of total assets in the consolidated statement of financial position. We have not experienced, nor do we expect, material changes to product demand as a result of the economic crisis that would result in an impairment to computer software. Further, we do not plan to discontinue any products as a result of the crisis that would require an impairment charge or the shortening of useful lives.

Other identifiable intangible assets and goodwill

At March 31, 2020, the value of other identifiable intangible assets was $3.5 billion, of which our West and Reuters tradenames, which are indefinite lived, comprised $2.6 billion. The value of our goodwill was $5.8 billion. At October 1, 2019, the date of our last impairment test, the estimated fair value less costs of disposal of each cash generating unit (CGU), which comprise each of our reportable segments exceeded their carrying value by over 100%. We performed sensitivity analysis that demonstrated that no reasonably possible change in our assumptions due to the COVID-19 pandemic, including higher discount rates and reduction in cash flows would cause the carrying amounts of any CGU, including the carrying value of the indefinite lived tradenames, to exceed its recoverable amount. As a result, we did not identify a trigger event that would require an interim impairment test.

Equity method investments and related warrants

Equity method investments represented $1.4 billion of total assets in the consolidated statement of financial position at March 31, 2020 and consisted primarily of our 45% investment in Refinitiv. The terms of the investment in Refinitiv include warrants that provide for a potential exchange of value between private equity funds affiliated with Blackstone and us at the time of an initial public offering (“IPO”) or change in control of Refinitiv, depending on the value of Refinitiv at that date. These warrants are a derivative instrument that are accounted for at fair value each reporting period.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG for a value that is substantially in excess of the carrying value of our investment, as measured by the share price of LSEG at March 31, 2020. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and customary closing conditions and is expected to close in the second half of 2020. We expect to record a significant gain on the transaction upon closing and therefore concluded that there was no impairment to our investment in Refinitiv at March 31, 2020.

Reflecting the terms of the agreement, we valued the related warrants in Refinitiv at March 31, 2020 primarily based on the number of incremental shares in Refinitiv to which we are contractually entitled upon closing, the share price of LSEG on March 31, 2020, and management’s assessment that the deal remains highly probable of closing in the second half of 2020. If the transaction were to close after such time, the value of the warrants would not be impacted absent other factors. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing using a Monte Carlo simulation approach. We recorded a $53 million reduction in the value of the warrants compared to December 31, 2019, primarily due to the change in LSEG share price since December 31, 2019.

We maintain other investments aggregating $0.2 billion for which we assessed no impairment at March 31, 2020. As these investments represent a variety of industries, including real estate, technology and media, it is possible that future impairments may be required if certain of these businesses are not able to recover from the economic conditions caused by the pandemic.

Employee future benefits

We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The assumptions associated with the determination of the benefit expense for these employee future benefits are determined at the measurement date, which is December 31, 2019 for our material plans, and are not required to be reassessed due to changes in the macro-economic environment. However, the valuation of the related assets and obligations for our most significant benefit plans in the U.S. and the U.K. are remeasured each quarter with an offset to other comprehensive income or loss. For the period ended March 31, 2020, we recorded remeasurement losses of $42 million to other comprehensive loss. The changes in the value of assets and liabilities associated with our material defined benefit plans did not trigger any material funding requirements.

Income taxes

We compute an income tax provision in each of the jurisdictions in which we operate. In interim periods, the income tax provision is based on our estimates of full-year earnings by jurisdiction.

Our interim tax provision reflects estimates of full year earnings by jurisdiction, as updated for the impacts of the COVID-19 pandemic. We have incorporated relevant tax reform related to the economic crisis, most notably the impact of the Coronavirus Aid, Relief and Economic Security Act (CARES) in the United States on our business, which did not have a material impact on our computation of income taxes. We concluded that our revised projections relating to COVID-19 did not impact our ability to realize our deferred tax assets.

Critical judgments in applying accounting policies

Revenue recognition

To determine the appropriate revenue recognition for its products and services, management must assess whether the revenue is ultimately collectible. We have historically experienced relatively small amounts of bad debts and credits in the ordinary course of business. Given the impacts of the COVID-19 pandemic, management will elevate its focus on collectability in making its revenue recognition judgments while the crisis persists. Given that some of our customers may be permanently adversely impacted by the economic crisis, we will assess collectability based on more recent facts and experience.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and are routinely under audit by many different taxing authorities in the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. We made no changes in our judgments of uncertain tax positions as a result of the COVID-19 pandemic.

Additional Information

Basis of presentation

Prior-period amounts have been revised to correct certain immaterial misstatements, as reflected in our consolidated financial statements for the year ended December 31, 2019. Refer to the “Revision of prior-period financial statements” section below and our interim consolidated financial statements for the first quarter ended March 31, 2020 for additional information.

Additionally, we adjusted our prior-period segment amounts to reflect the current presentation. In the first quarter of 2020, in connection with the completion of our program to reposition our businesses after the separation from Refinitiv, we re-assessed our methodology for allocating costs to our business segments and adjusted our allocations. For comparative purposes, the prior period of 2019 was adjusted to reflect the current methodology, with the effect of increasing adjusted EBITDA for Reuters News by $7 million and decreasing adjusted EBITDA for the Corporates segment by the same amount. The other customer segments reflected minor adjustments to adjusted EBITDA. Additionally, the 2019 segment amounts were adjusted to reflect the transfer of $6 million of revenues from the Corporates segment to the Legal Professionals segment, where they are better aligned. These changes impacted the 2019 financial results of the segments but did not change consolidated 2019 financial results.

Revision of prior-period financial statements

On October 1, 2018, we sold a 55% interest in our F&R business to private equity funds affiliated with Blackstone. We retained a 45% interest in the business, which is now known as Refinitiv. Since October 1, 2018, we have included our share of post-tax losses from our 45% interest in Refinitiv, an equity method investment, in our net earnings. In the third quarter of 2019, a misstatement was identified that understated our share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. This misstatement did not impact our revenues, operating profit, segment measures, adjusted EBITDA, adjusted EPS, cash generated from operating activities or free cash flow.

We concluded that the misstatement was immaterial to our previously issued financial statements. However, as the impact of correcting the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, we have revised our previously issued financial statements to correct the misstatement.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS

We are engaged in a long-term efficiency initiative which impacts our financial reporting. We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed, as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary.

Following the separation of the F&R business from our company in October 2018, a significant number of employees who performed accounting and reporting functions were transferred to Refinitiv. Transition services agreements have been in place between Thomson Reuters and Refinitiv since the companies separated. While a number of key controls continue to be performed under the transition services agreements, there were no material changes in key controls over our financial reporting processes.

Except as described above, there was no change in our internal control over financial reporting during the first quarter of 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of May 4, 2020, we had outstanding 495,775,225 common shares, 6,000,000 Series II preference shares, 6,063,829 stock options and a total of 3,190,286 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2019 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements regarding the potential or expected impact of the COVID-19 pandemic on Thomson Reuters, its customers and the general economy, statements about the company’s updated 2020 business outlook and other expectations regarding the future financial and operational performance of the company and its individual business segments (notably regarding its Reuters Events business, Global Print segment and Transactions revenues), the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the proposed sale of Refinitiv, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, Refinitiv’s belief regarding achieving its full annual cost savings run-rate target by the end of 2020, the company’s expectations regarding its liquidity and capital resources, the company’s expectations regarding its cost savings program, and the company’s expectations regarding dividends and share repurchases. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2019 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. There is no assurance that any forward-looking statement will materialize.

Our company’s updated 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances.

Our company has provided an updated business outlook for the purpose of presenting information about current expectations for 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Risk Factors

We are updating and supplementing the risk factors disclosed in our 2019 annual report with the new risk factor below. This risk factor updates and should be read together with the risk factors in our 2019 annual report.

The COVID-19 pandemic has, and likely will continue to, adversely affect our business, financial condition and results of operations. We have been, and likely will continue to, be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the legal, tax and accounting industries.

In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption and uncertainty in the global economy. The COVID-19 pandemic and related containment measures have already caused a global economic downturn and it is likely that the current outbreak and continued spread of COVID-19 will cause a global recession. We are unable to predict the extent and duration of any such downturn or recession or the ultimate impact of the pandemic on demand for our products and services due to various uncertainties, such as the duration and severity of the outbreak, actions that may be taken by governmental authorities, businesses and individuals in response to the pandemic, and the effect on our customers. While COVID-19 and related containment measures had limited impact on our first-quarter 2020 results, we expect that our results starting with the second quarter of 2020 will be adversely affected and the impact of the pandemic on our business in the future could be material. While we have implemented measures and plans designed to mitigate the effects of the COVID-19 pandemic, our efforts may prove to be inadequate.

Our performance depends on the financial health and strength of our customers, which in turn is primarily dependent on the general economy in the United States (79% of our 2019 revenues) and secondarily on the general economies in Europe, Asia Pacific, Canada and Latin America. Cost-cutting, reduced spending or reduced activity by any of our customer segments may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Cost-cutting by customers has also caused us to further simplify our organization and take additional steps beyond those we might otherwise take to optimize our own cost structure as a means to maintain or improve profitability. While we expect to mitigate the impact of lower 2020 revenues on our adjusted EBITDA and our free cash flow through a $100 million cost savings program, which contemplates reduced spending on consulting and advisory services, travel and entertainment, certain development projects and other discretionary spend, this may be insufficient and we may need to more aggressively reduce our costs in the future.

Because a high proportion of our revenues are recurring (78% of our 2019 revenues), we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements. However, this also means that there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. Our transactions revenues (10% of our 2019 revenues), which include professional fees from service and consulting arrangements, fluctuate when economic conditions worsen, such as during the COVID-19 pandemic.

In 2019, we derived 78% of our revenues from our Legal Professionals, Corporates and Tax & Accounting Professionals businesses, which primarily serve professionals in the legal, tax and accounting industries. Global uncertainty and changing economic conditions can impact these industries. In the legal industry, COVID-19 and related containment measures have caused many courts to cancel or postpone legal proceedings and transactional work has slowed in various practice areas. Our second-quarter revenues and profit (in particular, Tax & Accounting Professionals’ results) could be adversely impacted if the U.S. tax filing deadline is further extended beyond July 15, 2020 or if more tax product usage, which historically peaks around U.S. filing deadlines, occurs in the third quarter than expected. As a result of COVID-19, our customers are focusing on the health and safety of their employees and businesses and are looking to reduce costs. Some of our customers may also slow down decision-making or delay planned renewals or implementations as a result of the pandemic, which may disrupt historical spending patterns. While our usage rates remained high in the first quarter of 2020, slowdowns in work for law or tax and accounting firms may result in reduced demand for some of our products and services. While we expect that a limited number of our smaller customers will be unable to pay us or will seek financial accommodations or alternative payment terms due to their financial condition, if a greater number of customers or some of our larger customers are unable or unwilling to pay us, it could adversely impact our revenues and financial condition.

COVID-19 has impacted the Global Print segment and we currently expect the segment’s full-year 2020 revenues to decline. While our manufacturing plant in Minnesota remains open as it has been classified an “essential business”, we are experiencing significant customer requests to delay shipments because most of our customers are not in their business locations to accept the shipments due to government mandated business shutdowns in the U.S. and many other countries. As these materials have historically been viewed as critical content for law firms and government agencies, we expect that most of these shipments will eventually take place in the third and fourth quarters of 2020 if the economy re-opens and stabilizes. However, there is no assurance that will occur within the time periods expected, or at all. An accelerated decline in Global Print revenues related to the COVID-19 pandemic could adversely affect our profitability (as Global Print has higher margins than our overall business) as well as our cash flows.

COVID-19 has impacted our Reuters News business and we currently expect the segment’s full-year 2020 revenues to decline. In the first quarter of 2020, our Reuters Events business (which we acquired in the fourth quarter of 2019) cancelled several in-person conferences in response to the COVID-19 pandemic. In the second quarter of 2020, we expect Reuters News’ organic revenues to decline again due to the postponement of nearly all of its conferences through August 2020. It is possible that organic revenues from Reuters News could decline again in the fourth quarter of 2020, if the Reuters Events business is unable to resume in-person conferences. We are unable to predict when Reuters Events will be able to resume in-person conferences.

COVID-19 has caused us to modify several of our business practices and operations and we may take further actions as may be required by government authorities or that we believe are in the best interests of our employees, customers, partners, suppliers and other stakeholders. Most of our employees are currently working from home, which can introduce additional operational risks, including cybersecurity risks. Working from home arrangements have impacted the way that we conduct our product development, customer support, sales and other activities, which could have an adverse effect on our operations. While our sales force is pursuing new sales and renewals while working from home, prolonged restrictions or limitations on the ability of our sales force to travel to meet prospective or existing customers in person may adversely affect our ability to generate future revenues. In certain countries, such as India, we have a large number of employees performing and supporting critical operations. An extended closure of any facilities performing critical operations could in the future disrupt our ability to provide our services and solutions. Illness and workforce disruptions could also lead to the unavailability of senior management or other key personnel and adversely impact our ability to perform critical functions. We cannot provide any assurance that our measures will be sufficient to mitigate the risks posed by COVID-19.

Many of the risks discussed in the Risk Factors section of our 2019 annual report and in this management’s discussion and analysis are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Developments related to COVID-19 have been rapidly changing, and additional impacts and risks may arise that we may not currently be aware of or able to appropriately respond to, including if the pandemic is prolonged or expands more widely around the world. While we are closely monitoring the impact of the COVID-19 pandemic, the future impact of the pandemic is highly uncertain and cannot be predicted and there is no assurance that the pandemic will not have a material adverse impact in the future on our business, financial condition or results of operations. The extent of the impact, individually or in the aggregate, will depend on future developments, including actions taken to contain the financial and economic impact of the pandemic. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of adjusted EBITDA from each reportable segment and Corporate costs.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Adjusted earnings and adjusted EPS

Net earnings:

● excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full-year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments), and lease liabilities less cash and cash equivalents.

Provides commonly used measures of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.	Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.	For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal, dividends paid on our preference shares, and dividends paid to non-controlling interests.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

Appendix B

This appendix provides reconciliations of certain non-IFRS measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three months ended March 31, 2020 and 2019.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended March 31,

(millions of U.S. dollars, except margins)	2020	2019

Earnings from continuing operations	191	114

Adjustments to remove:

Tax expense	47	1

Other finance (income) costs	(47)	11

Net interest expense	45	35

Amortization of other identifiable intangible assets	30	27

Amortization of computer software	111	105

Depreciation	40	34

EBITDA	417	327

Adjustments to remove:

Share of post-tax losses in equity method investments	54	113

Other operating losses (gains), net	32	(44)

Fair value adjustments	(23)	1

Adjusted EBITDA	480	397

Deduct: capital expenditures	(142)	(138)

Adjusted EBITDA less capital expenditures	338	259

Adjusted EBITDA margin	31.6%	26.7%

Adjusted EBITDA less capital expenditures margin	22.3%	17.4%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended March 31,

(millions of U.S. dollars, except per share amounts and share data)	2020	2019

Net earnings	193	104

Adjustments to remove:

Fair value adjustments	(23)	1

Amortization of other identifiable intangible assets	30	27

Other operating losses (gains), net	32	(44)

Other finance (income) costs	(47)	11

Share of post-tax losses in equity method investments	54	113

Tax on above items(1)	(31)	(29)

Tax items impacting comparability(1)	30	(11)

(Earnings) loss from discontinued operations, net of tax	(2)	10

Interim period effective tax rate normalization(1)	4	–

Dividends declared on preference shares	(1)	(1)

Adjusted earnings	239	181

Adjusted EPS	$0.48	$0.36

Diluted weighted-average common shares (millions)	498.1	503.6

(1)	See the “Results of Operations–Tax expense” section of this management’s discussion and analysis for additional information.

Reconciliation of net cash provided by (used in) operating activities to free cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019

Net cash provided by (used in) operating activities	176	(30)

Capital expenditures	(142)	(138)

Proceeds from disposal of property and equipment	19	–

Other investing activities	1	3

Payments of lease principal	(18)	(11)

Dividends paid on preference shares	(1)	(1)

Free cash flow	35	(177)

Reconciliation of changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Revenues

Legal Professionals	626	600	4%	(1%)	5%	1%	4%

Corporates	367	346	6%	(1%)	7%	2%	5%

Tax & Accounting Professionals	218	222	(2%)	(2%)	–	1%	–

“Big 3” Segments Combined	1,211	1,168	4%	(1%)	5%	1%	4%

Reuters News	155	155	–	–	–	4%	(4%)

Global Print	155	165	(6%)	(1%)	(5%)	–	(5%)

Eliminations/Rounding	(1)	(1)

Total revenues	1,520	1,487	2%	(1%)	3%	1%	2%

Reconciliation of changes in recurring revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Recurring Revenues

Legal Professionals	587	556	6%	(1%)	6%	1%	5%

Corporates	281	263	7%	(1%)	8%	1%	7%

Tax & Accounting Professionals	158	173	(9%)	(2%)	(7%)	(5%)	(1%)

“Big 3” Segments Combined	1,026	992	3%	(1%)	4%	–	4%

Reuters News	142	143	(1%)	(1%)	(1%)	-	(1%)

Total recurring revenues	1,168	1,135	3%	(1%)	4%	–	4%

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in transactions revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2020	2019	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic

Transactions Revenues

Legal Professionals	39	44	(12%)	(1%)	(11%)	(6%)	(5%)

Corporates	86	83	3%	(1%)	4%	6%	(2%)

Tax & Accounting Professionals	60	49	24%	(1%)	26%	22%	3%

“Big 3” Segments Combined	185	176	5%	(1%)	6%	7%	(1%)

Reuters News	13	12	9%	5%	4%	36%	(32%)

Total transactions revenues	198	188	5%	(1%)	6%	10%	(4%)

(1)	Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency(1)

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2020	2019	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	230	229	–	(1%)	1%

Corporates	117	111	5%	–	5%

Tax & Accounting Professionals	84	92	(8%)	(2%)	(6%)

“Big 3” Segments Combined	431	432	–	(1%)	1%

Reuters News	19	23	(14%)	12%	(27%)

Global Print	63	74	(15%)	–	(15%)

Corporate costs	(33)	(132)	n/a	n/a	n/a

Consolidated adjusted EBITDA	480	397	21%	(1%)	22%

Adjusted EBITDA Margin

Legal Professionals	36.7%	38.1%	(140)bp	(10)bp	(130)bp

Corporates	31.9%	32.1%	(20)bp	40bp	(60)bp

Tax & Accounting Professionals	38.7%	41.4%	(270)bp	20bp	(290)bp

“Big 3” Segments Combined	35.6%	37.0%	(140)bp	–	(140)bp

Reuters News	12.6%	14.6%	(200)bp	200bp	(400)bp

Global Print	40.5%	44.7%	(420)bp	30bp	(450)bp

Corporate costs	n/a	n/a	n/a	n/a	n/a

Consolidated adjusted EBITDA margin	31.6%	26.7%	490bp	10bp	480bp

Consolidated operating expenses	1,017	1,091	(7%)	3%	(4%)

Consolidated adjusted EPS	$0.48	$0.36	33%	(3%)	36%

(1)

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Appendix C

Information about Refinitiv

Our company owns a 45% interest in Refinitiv, which was formerly our wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. Our IFRS results include our 45% share of Refinitiv’s results reported in a single line item on our consolidated income statement titled “Share of post-tax losses in equity method investments.” Our non-IFRS measures, including adjusted earnings, exclude our share of post-tax results in Refinitiv and other equity method investments.

The table below sets forth selected financial information for 100% of Refinitiv for the three months ended March 31, 2020 and 2019 on both an IFRS and non-IFRS basis. Refinitiv reports on a US GAAP basis and provides a reconciliation to IFRS in accordance with Thomson Reuters’ accounting policies. A reconciliation from the IFRS measures to the related non-IFRS measures is included in this appendix.

On August 1, 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction, but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. Please see the “Proposed LSEG/Refinitiv Transaction” section of this management’s discussion and analysis for additional information.

The following information, which has been provided by Refinitiv, is unaudited.

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margin)	2020	2019	Total	Before Currency & Excluding Businesses Disposed

IFRS Measures

Revenues	1,633	1,567	4%	5%

Net loss	(93)	(243)

Cash flow from operations	(54)	(200)

Capital expenditures, less proceeds from disposals	186	131

Debt at March 31, 2020 and March 31, 2019	13,698	13,895

Non-IFRS Measures

Adjusted EBITDA	620	557

Adjusted EBITDA margin	38.0%	35.5%

Free cash flow	(245)	(341)

The following reconciliations of IFRS measures to non-IFRS measures are based on Refinitiv’s definition of non-GAAP measures, which is not the same as the definitions used by Thomson Reuters.

Reconciliation of net loss to adjusted EBITDA

	Three months ended March 31,

(millions of U.S. dollars, except margin)	2020	2019

Net loss	(93)	(243)

Adjustments to remove:

Tax benefit	–	(22)

Finance costs	166	235

Depreciation and amortization	471	463

EBITDA	544	433

Adjustments to remove:

Share of post-tax earnings in equity method investments	(1)	–

Other operating (gains) losses	(54)	1

Fair value adjustments	6	22

Share-based compensation	13	4

Transformation-related costs	112	97

Adjusted EBITDA	620	557

Adjusted EBITDA margin	38.0%	35.5%

Reconciliation of net cash used in operating activities to free cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2020	2019

Net cash used in operating activities	(54)	(200)

Capital expenditures, less proceeds from disposals	(186)	(131)

Other investing activities	1	(1)

Dividends paid to non-controlling interests	(6)	(9)

Free cash flow	(245)	(341)

Appendix D

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018

Revenues	1,520	1,583	1,413	1,423	1,487	1,527	1,284	1,311

Operating profit	290	216	262	447	274	135	173	204

Earnings (loss) from continuing operations	191	1,321	(72)	207	114	(103)	(47)	142

Earnings (loss) from discontinued operations, net of tax	2	3	28	(27)	(10)	3,478	349	515

Net earnings (loss)	193	1,324	(44)	180	104	3,375	302	657

Earnings (loss) attributable to common shareholders	193	1,324	(44)	180	104	3,375	272	625

Basic earnings (loss) per share

From continuing operations	$0.38	$2.64	$(0.14)	$0.41	$0.23	$(0.19)	$(0.06)	$0.20

From discontinued operations	0.01	0.01	0.05	(0.05)	(0.02)	6.32	0.45	0.68

	$0.39	$2.65	$(0.09)	$0.36	$0.21	$6.13	$0.39	$0.88

Diluted earnings (loss) per share

From continuing operations	$0.38	$2.63	$(0.14)	$0.41	$0.22	$(0.19)	$(0.06)	$0.20

From discontinued operations	0.01	0.01	0.05	(0.05)	(0.02)	6.32	0.45	0.68

	$0.39	$2.64	$(0.09)	$0.36	$0.20	$6.13	$0.39	$0.88

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Beginning with the fourth quarter of 2018, our revenues included new revenues in our Reuters News business for providing news and editorial content to Refinitiv under a 30-year agreement signed in October 2018. Foreign currency had a slightly negative impact on our revenues for most of the eight-quarter period.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Operating profit was significantly impacted by investment spending to reposition our business following the closing of the F&R transaction from the second quarter of 2018 thru the fourth quarter of 2019 when the program was completed. In the last three quarters of 2019, operating profit benefited from gains on the revaluations of warrants that we hold in Refinitiv. In the first quarter of 2020, operating profit benefited from lower costs, due to the completion of our program in 2019, to reposition Thomson Reuters following its separation from F&R.

Net earnings (loss) – The increase in net earnings in the fourth quarter of 2019 was due to a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations. The increase in net earnings in the fourth quarter of 2018 was due to a $3.4 billion gain on the sale of our F&R business.